UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 02, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Director/PDMR Shareholding dated 03 December 2012
Exhibit No. 2	Total Voting Rights dated 03 December 2012
Exhibit No. 3	FRN Variable Rate Fix dated 06 December 2012
Exhibit No. 4	Stabilisation Notice dated 10 December 2012
Exhibit No. 5	Holding(s) in Company dated 10 December 2012
Exhibit No. 6	Holding(s) in Company dated 11 December 2012
Exhibit No. 7	Holding(s) in Company dated 14 December 2012
Exhibit No. 8	Director/PDMR Shareholding dated 14 December 2012
Exhibit No. 9	Holding(s) in Company dated 17 December 2012
Exhibit No. 10	FRN Variable Rate Fix dated 18 December 2012
Exhibit No. 11	FRN Variable Rate Fix dated 18 December 2012
Exhibit No. 12	FRN Variable Rate Fix dated 18 December 2012
Exhibit No. 13	Director/PDMR Shareholding dated 21 December 2012
Exhibit No. 14	FRN Variable Rate Fix dated 21 December 2012
Exhibit No. 15	FRN Variable Rate Fix dated 21 December 2012
Exhibit No. 16	FRN Variable Rate Fix dated 27 December 2012
Exhibit No. 17	Total Voting Rights dated 28 December 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 02, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: January 02, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

3 December 2012

Barclays PLC ("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

Tim Breedon, Non-executive Director of the Company, notified the Company on 3 December 2012 that, on 3 December 2012, he had purchased 2,000 ordinary shares in the Company at a price of 247.52 pence per share

Following this transaction, Tim Breedon has a total beneficial interest in 2,000 ordinary shares in the Company.

Exhibit No. 2

3 December 2012

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,241,675,427 ordinary shares with voting rights as at 3 December 2012

There are no ordinary shares held in Treasury. The above figure (12,241,675,427) may be used by shareholders as the denominator for the calculations by which they will deter mine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.

Exhibit No. 3

Re:	BARCLAYS BANK PLC.
EUR 250,000,000.00
MATURING: 08-Sep-2014
ISIN: XS0673964721

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Dec-2012 TO 08-Mar-2013 HAS BEEN FIXED AT 0.880000 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 08-Mar-2013 WILL AMOUNT TO:
EUR 2.15 PER EUR 1,000.00 DENOMINATON

Citibank

Source: Citibank

Exhibit No. 4

Post-stabilisation Announcement
10 December 2012
Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.
Bord Gais
Post Stabilisation Notice
Barclays Bank PLC (Karan Shah - +44 20 7 773 9098) hereby gives notice that no stabilisation (within the meaning of the rules of the Financial Services Authority) was undertaken by the Stabilising Manager(s) named below in relation to the offer of the following securities.
Issuer: Bord Gais
Aggregate nominal amount: EUR 500m
Description: EUR 500m 3.625% notes due 4 Dec 2017
Offer Price: 99.829
Stabilising Managers: Barclays Bank PLC, BNP Paribas, Danske, HSBC, RBC

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.
This announcement is not an offer of securities for sale into the United States. The securities referred to above have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. There has not been and will not be a public offer of the securities in the United States.

Exhibit No. 5

TR-1 Notification of Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached:v	Transaction date: 27 April 2011 Date threshold crossed: 7 December 2012
6. Date on which issuer notified:	10 December 2012
7. Threshold(s) that is/are crossed or reached:vi, vii	7%

8. Notified details:
A: Voting rights attached to sharesviii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Directxi	Indirectxii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.1955%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration datexiii	Exercise/ Conversion Periodxiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instrumentsxv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration datexvii	Exercise/ Conversion periodxviii	Number of voting rights instrument refers to		% of voting rightsxix, xx
Cash-settled options referencing ordinary shares				98,927,120		Nominal	Delta
							0.80811%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
857,364,738			7.0036%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi
The cash-settled options are legally owned by YCL. YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 98,927,120. Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.80811% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now more than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,241,675,427 as set out in the regulatory announcement made by Barclays PLC dated 3 December 2012

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 6

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:ii	BARCLAYS PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	No
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	No
An event changing the breakdown of voting rights	No
Other (please specify):	A change in the voting rights applicable to warrants for ordinary shares, on a delta adjusted basis	Yes
3. Full name of person(s) subject to the notification obligation:iii	Qatar Holding LLC Qatar Investment Authority (as parent undertaking only)
4. Full name of shareholder(s) (if different from 3.):iv	Qatar Holding LLC
5. Date of the transaction and date on which the threshold is crossed or reached:v	06 December 2012
6. Date on which issuer notified:	10 December 2012
7. Threshold(s) that is/are crossed or reached:vi, vii	9% (upwards, see section 13 for additional information)

8. Notified details:
A: Voting rights attached to sharesviii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights x
Direct	Directxi	Indirectxii	Direct	Indirect
Ordinary shares of 25 pence each GB0031348658	813,964,552	813,964,552	813,964,552	813,964,552	N/A	6.6491%	N/A

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration datexiii	Exercise/Conversion Periodxiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instrumentsxv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration datexvii	Exercise/ Conversion periodxviii	Number of voting rights instrument refers to	% of voting rightsxix, xx
Warrants to subscribe for ordinary shares GB00B3FBGK05	197.775p	31 October 2013	27 November 2008 - 31 October 2013	291,581,342	Nominal	Delta
2.3819%
Options on ordinary shares	Dates starting 11 Dec 2012 and ending 17 Dec 2012	European - on expiry	0	Nominal	Delta
0.0000%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
1,105,545,894	9.0310%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:xxi
Qatar Holding LLC ("QH") is the beneficial holder of the specified ordinary shares, options on ordinary shares, warrants to subscribe for ordinary shares and voting rights in Barclays plc. QH is established as a limited liability company in the Qatar Financial Centre ("QFC") and is licensed by the QFC Authority under Licence No. 00004. QH is wholly-owned by Qatar Investment Authority.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
This notification is made as a result of an increase in voting rights potentially exercisable via warrants for ordinary shares (the "Warrants"). The increase has been caused by a change in the delta ratios applicable to the Warrants.

Upon completion/settlement of the Warrant Monetization Transaction which was announced on 26 November 2012 and satisfaction of any relevant condition precedent, QH expect to report a reduction of the percentage of voting rights to under 7% (6.65%). A new TR-1 Form will be completed in accordance with DTR 5.

As required under the DTRs, this notification has been prepared using the total voting rights figure of 12,241,675,427 as set out in the public announcement made by Barclays plc dated 03 December 2012.

14. Contact name:	Mr. Ahmad Al-Sayed, CEO of Qatar Holding LLC
15. Contact telephone number:	+974.4499.5806

Exhibit No. 7

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 10 December 2012
6. Date on which issuer notified:	13 December 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.1955%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				97,024,362		Nominal	Delta
							0.7925%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
857,364,738			6.988%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is a decrease in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 97,024,362.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.7925% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now less than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,241,675,427 as set out in the regulatory announcement made by Barclays PLC dated 3 December 2012

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 8

14 December 2012

Barclays PLC (the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The Barclays ESAS Nominee confirmed to the Company on 13 December 2012 that it had on 13 December 2012 re-invested an amount equal to the interim dividend for the year ended 31 December 2012 in ordinary shares of the Company at a price of £2.5090 per share for the following Directors/Persons Discharging Managerial Responsibilities ("PDMR").  The number of shares received is as follows:

Director/PDMR	No. of shares received
A Jenkins	182
R Ricci	904
T Kalaris	1394

2. The independent nominee of the Barclays Corporate Nominee Arrangementnotified the Company on 13 December 2012 that it had on 13 December 2012 re-invested the interim dividend for the year ended 31 December 2012 in ordinary shares of the Company at a price of £2.5090 per share for the following Directors/PDMRs. The number of shares received is as follows:

Director/PDMR	No. of shares received
R Le Blanc	1788
A Vaswani V Soranno - Keating	462 343

3. The Administrators of the Dividend Reinvestment Plan (the "Plan") notified the Company on 13 December 2012 that, following the re-investment of the interim dividend for the year ended 31 December 2012, the following Directors/PDMRs and their connected persons received on 13 December 2012, ordinary shares in the Company under the Plan at a price of £2.51385 per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
M Harding	1
A Jenkins	55
C Lucas	3565

4. The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, informed the Company on 13 December 2012 that, on 12 December 2012 it had acquired, and now held as bare trustee of Sharepurchase, the following ordinary shares in the Company, following the re-investment of the interim dividend for the year ended 31 December 2012, for the following Directors/Persons Discharging Managerial Responsibilities ("PDMR")  at a price of £2.49 per share:

Director/PDMR	No. of shares received
C Lucas	16
M Harding A Vaswani R Le Blanc	12 9 1

5. The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, informed the Company on 13 December 2012 that, on 7 December 2012 it had purchased, and now held as bare trustee of Sharepurchase, the following ordinary shares in the Company, for the following Directors/Persons Discharging Managerial Responsibilities ("PDMR") at a price of £2.46 per share:

Director/PDMR	No. of shares received
A Vaswani	51

6. The Company was notified on 13 December 2012 that, on 13 December 2012, following the re-investment of the interim dividend for the year ended 31 December 2012, the following Director received ordinary shares in the Company at a price of £2.51385 per share:

Director	No. of shares received
D Walker	303

7.  The Company was notified on 14 December 2012 that, on 13 December 2012, following the re-investment of the interim dividend for the year ended 31 December 2012, the following PDMR or his connected persons had received ordinary shares in the Company at a price of £2.51385 per share:

PDMR	No. of shares received
T Kalaris	19,860

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
A Jenkins	1,581,856	-
C Lucas D Walker	912,830 77,303	- -

Exhibit No. 9

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 12 December 2012
6. Date on which issuer notified:	14 December 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.1955%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				100,108,874		Nominal	Delta
							0.81777%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
858,546,492			7.013%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 100,108,874.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.8177% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now more than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,241,675,427 as set out in the regulatory announcement made by Barclays PLC dated 3 December 2012

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No. 10

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Dec-2012 TO 16-Jan-2013 HAS BEEN FIXED AT 1.043750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jan-2013 WILL AMOUNT TO:
GBP 42.89 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 11

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Dec-2012 TO 16-Jan-2013 HAS BEEN FIXED AT 1.043750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jan-2013 WILL AMOUNT TO:
GBP 42.89 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 12

As Agent Bank, please be advised of the following rate determined on: 17/12/2012
Issue	¦ Barclays Bank PLC - Series 132 EUR 40,000,000 SUB FRN due 19 Jun 2018

ISIN Number	¦ XS0170401623
ISIN Reference	¦ 17040162
Issue Nomin EUR	¦ 40000000
Period	¦ 19/12/2012 to 19/06/2013		Payment Date 19/06/2013
Number of Days	¦ 182
Rate	¦ 0.757
Denomination EUR	¦ 100000	¦ 40000000	¦

Amount Payable per Denomination	¦ 382.71	¦ 153082.22	¦

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 13

21 December 2012

Barclays PLC (the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The Company was notified on 20 December 2012 that, on 13 December 2012, following the re-investment of the interim dividend for the year ended 31 December 2012, Mr T Kalaris and  his connected persons received 5,909 ordinary shares in the Company at a price of £2.538988 per share.

Exhibit No. 14

As Agent Bank, please be advised of the following rate determined on: 20/12/2012
Issue	¦ Barclays Bank PLC - Series no 86 EUR 100,000,000 Subordinated FRN due 22 Mar 2021

ISIN Number	¦ XS0126504421
ISIN Reference	¦ 12650442
Issue Nomin EUR	¦ 100000000
Period	¦ 24/12/2012 to 22/03/2013		Payment Date 22/03/2013
Number of Days	¦ 88
Rate	¦ 0.653
Denomination EUR	¦ 10000	¦ 100000000	¦

Amount Payable per Denomination	¦ 15.96	¦ 159622.22	¦

Bank of New York
Rate Fix Desk	Telephone		¦ 44 1202 689580
Corporate Trust Services	Facsimile		¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 15

As Agent Bank, please be advised of the following rate determined on: 20/12/2012
Issue	¦ Barclays Bank PLC - Series 143 EUR 50,000,000 Floating Rate Notes due 23 Dec 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦ 18312239
Issue Nomin EUR	¦ 50000000
Period	¦ 24/12/2012 to 25/03/2013		Payment Date 25/03/2013
Number of Days	¦ 91
Rate	¦ 0.533
Denomination EUR	¦ 10000	¦ 50000000	¦

Amount Payable per Denomination	¦ 13.47	¦ 67365.28	¦

Bank of New York
Rate Fix Desk	Telephone		¦ 44 1202 689580
Corporate Trust Services	Facsimile		¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 16

As Agent Bank, please be advised of the following rate determined on: 24/12/2012
Issue	¦ Barclays Bank PLC - Series 78 EUR 100,000,000 Subordinated FRN due 28 Dec 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦ 12267924
Issue Nomin EUR	¦ 100000000
Period	¦ 28/12/2012 to 28/03/2013		Payment Date 28/03/2013
Number of Days	¦ 90
Rate	¦ 0.576
Denomination EUR	¦ 1000000	¦ 100000000	¦

Amount Payable per Denomination	¦ 1440.	¦ 144000. 0	¦

Bank of New York
Rate Fix Desk	Telephone		¦ 44 1202 689580
Corporate Trust Services	Facsimile		¦ 44 1202 689601

Bank of New York Mellon

Source: Bank of New York Mellon

Exhibit No. 17

28 December 2012

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,242,633,551 ordinary shares with voting rights as at 27 December 2012

 There are no ordinary shares held in Treasury.

The above figure (12,242,633,551) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.